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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 5)

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                                AMP INCORPORATED
                                (NAME OF ISSUER)

                                AMP INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

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                        COMMON STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  031897-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DAVID F. HENSCHEL
                              CORPORATE SECRETARY
                                AMP INCORPORATED
                                 P.O. BOX 3608
                      HARRISBURG, PENNSYLVANIA 17105-3608
                                 (717) 564-0100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                               PETER ALLAN ATKINS
                               DAVID J. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000

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                                OCTOBER 9, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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  This Amendment No. 5 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 dated October 9, 1998, as amended (the "Schedule 13E-4"), filed by AMP Incorporated, a Pennsylvania corporation (the "Company"), in connection with AMP's offer to purchase up to 30,000,000 shares of its common stock, without par value (the "Shares"), including the associated common stock purchase rights (the "Rights"), at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4. Those Sections of the Offer to Purchase amended and supplemented by the Supplement dated November 16, 1998 to the Offer to Purchase are hereby incorporated by reference in the Items of the Schedule 13E-4 in which such Sections are referred to.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended by the addition of the following Exhibits thereto:

(a)(10)Supplement to the Offer to Purchase dated November 16, 1998.

(a)(11)Form of Letter of Transmittal furnished with the Supplement.

(a)(12)Form of Notice of Guaranteed Delivery furnished with the Supplement.

(a)(13)Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees furnished with the Supplement.

(a)(14)Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees furnished with the Supplement.

(g)(1)Pages 33 through 49 and page 51 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (incorporated by reference from the Company's Form 10-K filed with the Commission on March 26, 1998).*
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*This Exhibit replaces Exhibit (g)(1) previously filed with the Schedule 13E-
4.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMP Incorporated

                                               /s/ Robert Ripp
                                          By:__________________________________
                                            Name: Robert Ripp
                                            Title: Chairman and Chief
                                            Executive Officer

Dated: November 16, 1998

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                               INDEX TO EXHIBITS

 ITEM                                  DESCRIPTION
 ----                                  -----------
 (a)(10) Supplement to the Offer to Purchase dated November 16, 1998.
 (a)(11) Form of Letter of Transmittal furnished with the Supplement.
 (a)(12) Form of Notice of Guaranteed Delivery furnished with the Supplement.
 (a)(13) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
          and Other Nominees furnished with the Supplement.
 (a)(14) Form of Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees furnished with the
          Supplement.
 (g)(1)  Pages 33 through 49 and page 51 of the Company's Annual Report on Form
          10-K for the fiscal year ended December 31, 1997 (incorporated by reference from the Company's Form 10-K filed with the Commission on
          March 26, 1998).*

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*This Exhibit replaces Exhibit (g)(1) previously filed with the Schedule 13E-4.


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